Proxy Voting Results

A special meeting of the shareholders of Touchstone Growth & Income Fund C ("Fund C") of Select Advisors Trust C ("Trust C") was held on September 18, 1997. The results of votes taken among shareholders on proposals are listed below.

Proposal 1

To consider the approval of the Portfolio Advisory Agreement dated September 1, 1997 between Touchstone Advisors, Inc., the investment advisor for the Select Advisors Portfolios (the "Advisor"), and Scudder, Stevens & Clark, Inc. ("Scudder").

                           Fund C:                   QUORUM NOT MET.


Proposal 2

To approve a new Portfolio Advisory Agreement between the Advisor and Scudder to become effective upon the consummation of certain transactions, described in the proxy statement, pursuant to which Scudder will be subject to a change in control.

                           Fund C:                   QUORUM NOT MET.



Proposal 3

To approve an amendment to the Investment Advisory Agreement between the Advisor and Select Advisors Portfolios.

                           Fund C:                   QUORUM NOT MET.



Proposal 4

To approve an amendment to the fundamental investment restriction applicable to the Growth & Income Portfolio of Select Advisors Portfolios relating to real estate investments.

                           Fund C:                   QUORUM NOT MET.



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Proxy Voting Results

A special meeting of the shareholders of Touchstone Emerging Growth Fund C ("Fund C"), a separate series of Select Advisors Trust C ("Trust C" or a "Trust") was held on October 30, 1997. The results of the votes taken among shareholders on proposals are listed below.

Proposal 1

To adopt a new portfolio agreement between Touchstone Advisors, Inc. and Westfield Capital Management Company, Inc. ("Westfield"), pursuant to which Westfield would act as portfolio advisor with respect to a portion of the assets of the Emerging Growth Portfolio of the Select Advisors Portfolios.




        Fund C:
        # of Shares Voted % of Shares
        Affirmative...........    133,387.460                99.55%
        Against.................             0.00              0.00
        Abstain.................      1,008.178                0.75







Proxy Voting Results

On October 30, 1997, Touchstone Emerging Growth Fund C ("Fund C"), a separate series of Select Advisors Trust C ("Trust C"), as one of the two interest holders of the Emerging Growth Portfolio (the "Portfolio") of Select Advisors Portfolios, took the following actions without meeting, by the unanimous written consent of more than 50% of the outstanding interests of the Portfolio:

         1. It was approved that Touchstone Advisors, Inc., the investment advisor to the Portfolio, would enter into a new portfolio advisory agreement with Westfield Capital Management Company, which differs from the previous agreement only in the effective and termination dates.


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